Exhibit 23.5

Consent of Independent Accountants

The Board of Directors

Apple REIT Seven, Inc.

Richmond, Virginia

We consent to the following with respect to a Post-Effective Amendment on Form S-11 filed with the Securities and Exchange Commission by Apple REIT Seven, Inc.:

1.	The use of our report dated June 16, 2006 with respect to the balance sheets of Bernardo Venture as of December 31, 2005 and 2004, and the related statements of operations and partners’ capital and cash flows for the years then ended.

2.	The use of our report dated December 1, 2006 with respect to the combined balance sheets of the Dimension Development Hotels Portfolio as of December 31, 2005, 2004 and 2003, and the related combined statements of income and owners’ equity and cash flows for the years then ended.

3.	The references to our firm as “experts” in such Post-Effective Amendment.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia

April 26, 2007